                          [Letterhead of Phelps Dodge]

                                                              September 22, 1999

                                   IMPORTANT

Dear Cyprus Amax Shareholder:

     Phelps Dodge today announced that it has increased its offer for your Cyprus Amax shares. Under our improved offer, Cyprus Amax shareholders would receive $6.89 in cash and 0.2203 shares of Phelps Dodge common stock for each Cyprus Amax share. From any perspective our revised offer is vastly superior to the proposed Asarco/Cyprus Amax merger. Compare for yourself:

INCREASED PHELPS DODGE OFFERS(1)
- 40% premiums
   -- Values Cyprus Amax at $19.49 per share ($6.89 + 0.2203 Phelps Dodge shares)
   -- Values Asarco at $25.47 per share ($9.00 + 0.2880 Phelps Dodge shares)

- $2.00/share annual dividend
   -- Approximately 3.5% current yield

- More upside potential based on proven track record
ASARCO/CYPRUS AMAX MERGER
- No premium
   -- Values Cyprus Amax at $3.83 + 0.765 new Asarco/Cyprus Amax share -- Values Asarco at $5.00 + 1 new Asarco/ Cyprus Amax share

- $0.20/share annual dividend
   -- Approximately 0.9% current yield

- More promises after years of underperformance

     There is simply no comparison. Phelps Dodge's increased offer provides you with a compelling premium, a $2.00 annual cash dividend and the opportunity to participate in the greater upside potential resulting from the creation of a world-class global copper company through ownership of Phelps Dodge shares. The enhanced Phelps Dodge offer contains an election feature that allows you to express your preference for Phelps Dodge shares or cash. Any Phelps Dodge shares you receive will continue to be tax-free. However, you will not be able to realize the benefits from Phelps Dodge's increased offer if the proposed Asarco/Cyprus Amax no-premium merger is approved by shareholders.

                           PRESERVE YOUR OPPORTUNITY
            TO CONSIDER THE FINANCIALLY SUPERIOR PHELPS DODGE OFFER.

         VOTE AGAINST THE PROPOSED ASARCO/CYPRUS AMAX NO-PREMIUM MERGER
      BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

(1) Per share values based on 9/21/99 closing price for Phelps Dodge assuming full proration; premiums based on unaffected share prices for all three companies before trading was halted on the morning of 8/20/99; maintains Asarco/Cyprus Amax announced ratio of 0.765.

     It is important that you send your Board of Directors a clear message that you want Phelps Dodge's financially superior offer. Vote AGAINST the proposed Asarco/Cyprus Amax no-premium merger by sending in the enclosed GOLD proxy card today. Even if you have already mailed a white proxy card, you have every legal right to change that vote by signing, dating and mailing the enclosed GOLD proxy card today.

Sincerely,

/s/ D.C. Yearley                            /s/ J. Steven Whisler
Douglas C. Yearley                          J. Steven Whisler
Chairman and Chief Executive Officer        President and Chief Operating
                                            Officer

IF YOU NEED HELP VOTING YOUR SHARES AGAINST THE ASARCO/CYPRUS AMAX NO-PREMIUM MERGER, PLEASE CALL INNISFREE M&A INCORPORATED TOLL FREE AT 877-750-5838.

This letter is neither an offer to exchange nor a solicitation of an offer to exchange the common stock of Asarco or Cyprus Amax for common stock of Phelps Dodge. The offers are being made solely by means of Phelps Dodge's amended prospectus and related letter of transmittal which are being mailed to shareholders separately. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                        2